UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

China HGS Real Estate, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

16948W209

(CUSIP Number)

Goldenmountain Solution Inc.

1100 Abernathy Rd NE Ste 325,

Atlanta, GA 30328

Telephone: 212) 220-3974

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Hunter Taubman Fischer & Li LLC

800 Third Avenue, Suite 2800

New York, NY 10022 Attention: Joan Wu

Telephone: +1 (212) 530-2208

November 3, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Goldenmountain Solution Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 14,900,000
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 14,900,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,900,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 58.16% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

* Percentage is calculated based on 25,617,807 shares of common stock of China HGS Real Estate, Inc. outstanding as of November 5, 2021.

1	NAMES OF REPORTING PERSONS: Fuying Yan (1) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 14,900,000
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 14,900,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,900,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 58.16% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1) Since Fuying Yan is the executive director and sole shareholder and Executive Director of Goldenmountain Solution Inc., he is deemed as the beneficial owner of the shares owned by Goldenmountain Solution Inc.

* Percentage is calculated based on 25,617,807 shares of common stock of China HGS Real Estate, Inc. outstanding as of November 5, 2021.

Item 1.	Security and Issuer

Securities acquired:	Common Stock, par value $0.001 per share

Issuer:	China HGS Real Estate, Inc. 6 Xinghan Road, 19th Floor Hanzhong City Shaanxi Province PRC 723000

Item 2.	Identity and Background

(a)-(b) This Schedule 13D is jointly filed by Goldenmountain Solution Inc. (“Goldenmountain”) and Fuying Yan. Fuying Yan is the Executive Director and sole shareholder of Goldenmountain (hereinafter referred to as the “Controlling Person”), the Controlling Person may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owner of all of the common stock held by Goldenmountain. Each of the persons indentified in this Schedule 13D is collectively referred to as the “Reporting Person.” Each of the Reporting Person is a party to a certain Joint Filing Agreement attached hereto as Exhibit 99.1.

The principal place of business of the Reporting Person is 1100 Abernathy Rd NE Ste 325, Atlanta, GA 30328.

(c) The Reporting Person is primarily involved in investment activities.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Goldenmountain is organized under the laws of the State of Georgia. Fuying Yan is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 3, 2021, the Reporting Person acquired 25,617,807 shares of common stock of China HGS Real Estate, Inc in a private transaction pursuant to a Share Purchase Agreement dated October 22, 2021, by and between the Reporting Person and China HGS Real Estate, Inc.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the shares for investment purposes in the belief that the shares represent an attractive investment opportunity. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Representatives of the Reporting Person may have discussions from time to time with the Issuer, other shareholders and third parties relating to the Issuer, strategic alternatives that may be available to the Issuer and the Issuer’s business, operations, assets, capitalization, financial condition, governance, management and future plans, including in respect of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D of the Act. There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.

Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the board of directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Person, the availability and cost of debt financing, the availability of potential business combination and other strategic transactions, conditions in the capital markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investments in the Issuer as it deems appropriate, including acquiring or disposing of securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Person’s economic exposure with respect to its investments in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D of the Act.

Except as set forth in this Item 4 or Item 6 below, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)	The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the common stock of the Issuer were effected during the past sixty (60) days by the Reporting Person.

(d)	None

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

99.1	Share Purchase Agreement, dated October 22, 2021, by and between Goldenmountain Solution Inc. and China HGS Real Estate, Inc.
99.2	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date: December 8, 2021

Goldenmountain Solution Inc.

By:	/s/ Fuying Yan
Name: Fuying Yang
Title: Executive Director